

Paul Fernyhough

Professor in Neuroscience at Winsantor Biosciences

Winnipeg, Manitoba, Canada

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Winsantor Biosciences

The University of Manchester

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 76 connections

Performing translational research in area of diabetic neuropathy. Basic science work focused on etiology of neuronal damage in diabetes. Research funded by St Boniface Research, CIHR, JDRF and NIH. Biotech company is taking novel drugs and targets to the bedside. Recently, WinSanTor Bioscie...

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Experience

Professor in Neuroscience , St.Boniface Hospital, Winnipeg , Manitoba , Canada .
Winsantor Biosciences
Feb 2004 – Present · 14 yrs 8 mos
st boniface hospital research centre & university of manitoba
Professor in Neurosciences

Education

The University of Manchester
Lecturer, Neuroscience
1998 – 2004

Queen Mary, U. of London
Welcome Trust Postdoctoral Fellowship, Neuroscience and diabetes
1990 – 1998

King's College London, U. of London
Postdoctoral, Neuroscience
1989 – 1990

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Skills & Endorsements

Neuroscience · 6

Endorsed by **Tiina Kauppinen, who is highly skilled at this**

Research · 5

Barbara Armstrong and 4 connections have given endorsements for this skill

Cell Biology · 3

Barbara Armstrong and 2 connections have given endorsements for this skill

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Interests

 **NHS Trust**
52,227 followers

 **University of California San Diego**
252,659 followers

 **LinkedIn**
4,195,472 followers

 **UCSD**
2,399 followers

 **Nuffield Health**
30,371 followers

 **Colorado State University Colle...**
3,320 members

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